05039231

MMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Minshall & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 South Boston, Suite 825
(No. and Street)

Tulsa (City) OK (State) 74103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori A. Smith (918)587-4467
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hogan & Slovacek
(Name – *if individual, state last, first, middle name*)

6120 South Yale, Suite 600 (Address) Tulsa (City) OK (State) 74136 (Zip Code)

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

RECEIVED
MAR 01 2005
179
PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Minshall & Company, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Hogan & Slovacek
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Minshall & Company Inc.

We have audited the accompanying statement of financial condition of Minshall & Company Inc. (a wholly-owned subsidiary of Capital Advisors, Inc.) as of December 31, 2004, and the related statements of income, stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Minshall & Company, Inc. as of December 31, 2003, and for the year then ended were audited by other auditors whose report dated February 10, 2004, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minshall & Company Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hogan & Slovacek

February 11, 2005

MINSHALL & COMPANY INC.

STATEMENTS OF FINANCIAL CONDITION

As of December 31,	2004	2003
ASSETS		
Cash	$ 134,890	$ 178,589
Marketable securities, at market value	3,045	2,760
Accounts receivable	8,525	6,667
Prepaid expenses	917	10,633
Deferred income taxes	10,200	3,100
Deposits	548	1,128
TOTAL ASSETS	$ 158,125	$ 202,877
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 8,509	$ 1,118
Accrued expenses	4,500	3,500
Due to Parent Company	7,850	4,797
Total liabilities	20,859	9,415
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 100 shares	1	1
Additional paid-in capital	115,608	115,608
Retained earnings	21,657	77,853
Total stockholder's equity	137,266	193,462
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 158,125	$ 202,877

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MINSHALL & COMPANY INC.

STATEMENTS OF INCOME

For the Years Ended December 31,	2004	2003
OPERATING REVENUES:		
Commissions	$ 84,248	$ 112,227
Interest and dividends	12,806	52,214
Other	3,784	25,501
Net (loss) on disposition of fixed assets	-	(2,053)
Net gain (loss) on marketable securities:		
Realized	22	(2,751)
Unrealized	285	660
Total Operating Revenues	101,145	185,798
OPERATING COSTS AND EXPENSES:		
Compensation	619	7,528
Payroll taxes	47	259
Office supplies and expenses	33,972	51,130
Professional fees	4,000	3,500
Administrative fee	12,000	48,000
Dues and subscriptions	580	5,376
Depreciation	-	4,519
Licenses and permits	4,093	3,745
Other	7,230	19,868
Total Operating Costs and Expenses	62,541	143,925
INCOME BEFORE INCOME TAXES	38,604	41,873
PROVISION FOR INCOME TAXES	4,800	6,000
NET INCOME	$ 33,804	$ 35,873

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MINSHALL & COMPANY INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2002	$ 1	$ 115,608	$ 171,980	$ 287,589
Net income	-	-	35,873	35,873
Dividends	-	-	(130,000)	(130,000)
BALANCE, December 31, 2003	1	115,608	77,853	193,462
Net income	-	-	33,804	33,804
Dividends	-	-	(90,000)	(90,000)
BALANCE, December 31, 2004	$ 1	$ 115,608	$ 21,657	$ 137,266

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MINSHALL & COMPANY INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2004	2003
OPERATING ACTIVITIES:		
Net income	$ 33,804	$ 35,873
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	-	4,519
Deferred income taxes	(7,100)	(5,600)
Net loss on disposition of fixed assets	-	2,053
Net (gain) loss on marketable securities	(285)	2,091
Changes in assets and liabilities -		
Accounts receivable	(1,858)	3,949
Prepaid expenses and deposits	10,296	(1,040)
Accounts payable and accrued liabilities	11,444	(12,809)
Net cash provided by operating activities	46,301	29,036
INVESTING ACTIVITIES:		
Purchases of marketable securities	-	(394,606)
Proceeds from sales of marketable securities	-	391,855
Net cash used in investing activities	-	(2,751)
FINANCING ACTIVITIES:		
Dividends paid	(90,000)	(130,000)
Net cash used in financing activities	(90,000)	(130,000)
NET DECREASE IN CASH	(43,699)	(103,715)
CASH, beginning of year	178,589	282,304
CASH, end of year	$ 134,890	$ 178,589
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Taxes paid (net of refunds)	$ 16,050	$ 5,100

The accompanying notes and independent auditors' report
are an integral part of these financial statements.

MINSHALL & COMPANY INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Years Ended December 31, 2004 and 2003

The Company had no liabilities subordinated to claims of general creditors during the years ended December 31, 2004 and 2003.

The accompanying notes and independent auditors' report are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Minshall & Company Inc. (the Company) was incorporated on May 14, 1987 as a broker/dealer in securities transactions and commenced operations on March 13, 1988. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Oklahoma Securities Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Capital Advisors, Inc. and is engaged primarily in brokerage and investment banking activities.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Marketable Securities

Marketable securities are carried at market value. Realized gains and losses on dispositions of marketable securities are computed based on the difference between net proceeds and the cost basis of the securities sold. Realized and unrealized gains and losses are recorded as income.

Interest and dividends from marketable securities are included in income when earned.

Revenue Recognition

Customer securities transactions and related commission income and expense are recorded on a trade date basis. Investment banking revenues are recorded at the time the related transaction is completed and the income is reasonably determinable.

Income Taxes

The Company files consolidated tax returns with its parent, Capital Advisors, Inc. The Company computes its income tax provision based upon a tax allocation agreement with Capital Advisors, Inc., which provides for calculation of income tax on a stand-alone basis. The Company has recorded amounts owing or refundable under the agreement as a liability to or receivable from Capital Advisors, Inc. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets to estimated realizable amounts if it is more likely than not that a deferred tax asset will not be realized.

2. **MARKETABLE SECURITIES**

Marketable securities owned at December 31, 2004 and 2003, consist solely of 300 shares of restricted stock of NASDAQ Stock Market, Inc. Cost and fair market value are as follows:

	2004	2003
Market value	$3,045	$2,760
Cost	2,100	2,100
Net unrealized gains	$ 945	$ 660

3. **STOCKHOLDER'S EQUITY AND RESTRICTION**

The Company is required by Oklahoma securities regulations and the National Association of Securities Dealers, Inc. to maintain a minimum net worth (as defined) of $10,000 and $25,000, respectively. At December 31, 2004 and 2003, the Company's qualified net worth was in excess of these required minimums.

4. **INCOME TAXES**

The provision for income taxes consists of:

	2004	2003
Taxes currently payable	$11,900	$11,600
Deferred income taxes	(7,100)	(5,600)
	$ 4,800	$ 6,000

The tax effect of temporary differences related to deferred income taxes result primarily from tax differences in treatment for unrealized gains and charitable contributions.

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

	2004	2003
Federal computed at the statutory rate	$13,125	$8,323
State income taxes - net of federal tax benefit	2,185	2,112
Rate differentials and other	(10,510)	(4,435)
	$ 4,800	$6,000

5. **RELATED PARTY TRANSACTIONS**

Certain directors of the Company are also directors of other entities with which the Company conducts transactions in the normal course of business.

During 2004 and 2003, the Company paid its parent (Capital Advisors, Inc.) an administrative fee of $12,000 and $48,000, respectively. In addition, the Company received approximately $4,500 and $16,100 in commission fees from Capital Advisors, Inc., its shareholders and other related entities during 2004 and 2003, respectively.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces those transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers without longstanding relationships with the Company to pay for security purchases at the time orders are placed, or maintain collateral with the clearing broker in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

Hogan & Slovacek
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
Minshall & Company Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The nature of our audit procedures is more fully described in our report on the basic financial statements. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hogan & Slovacek

February 11, 2005

MINSHALL & COMPANY INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

Total stockholder's equity	$ 137,266
Total nonallowable assets	14,710
Net capital before haircut on security positions	122,556
Haircut on securities	-
Net capital	122,556
Minimum dollar net capital requirement	25,000
Excess Net Capital	$ 97,556
Total Aggregate Indebtedness	$ 20,859
Percentage of Aggregate Indebtedness to Net Capital	17.02%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004):

Excess net capital, as reported in Company's Part IIA (Unaudited) Focus Report	$ 127,034
Audit adjustments to record net additional liabilities	4,478
Excess Net Capital Per Above	$ 122,556
Total aggregate indebtedness, as reported in Company's Part IIA (Unaudited) Focus Report	$ 16,381
Audit adjustments to record net additional liabilities	4,478
Total Aggregate Indebtedness Per Above	$ 20,859

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

Minshall & Company Inc. clears all transactions on a fully disclosed basis through a clearing broker and does not hold customer funds or securities, and therefore is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).

Hogan & Slovacek

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Minshall & Company Inc.

In planning and performing our audit of the financial statements and additional information of Minshall & Company Inc. (the Company) for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may

occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hogan & Slovacek

February 11, 2005